SIMPSON THACHER & BARTLETT LLP

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February 11, 2013

VIA OVERNIGHT COURIER AND EDGAR

Re:	SeaWorld Entertainment, Inc. – Registration
Statement on Form S-1 (File No.: 333-185697)

Justin Dobbie

Ada D. Sarmento

Amy Geddes

Margery Reich

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 18, 2013 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on December 27, 2012 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates certain information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-1

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Registrant respectfully advises the Staff that the Registrant will be providing mock-ups of any additional pages with pictures and graphics to be presented in the preliminary prospectus at a later time. The Registrant acknowledges that the Staff will need adequate time to review such materials once provided.

2.	We note the following phrases: “globally recognized brands,” “iconic brands,” “premier destination,” “one-of-a-kind collection,” “broad demographic appeal,” “marquee names,” “uniquely incorporate our one-of-a-kind animal collection” and “renowned for their beauty on page 1, “world-class rollercoasters,” “richly-themed environment,” “high-quality theatrical productions” and “innovative and entertaining presentation of marine and terrestrial animals” on page 2, “iconic brands that consumers know and love,” “world-class, differentiated theme parks,” “high-quality entertainment,” “powerful brands,” “premier in-park assets” and “we are uniquely positioned in the industry” on page 4, “inspire children and educate guests of all ages” on page 5, “innovative and immersive theme park experiences” on page 6, “our brands are highly regarded” on page 7, “deliver extraordinary experiences and a strong value proposition” on page 43, “one of the world’s foremost zoological organizations and a global leader in animal welfare, training, husbandry and veterinary care” on page 64, “all of our theme parks are world-class entertainment venues” on page 78 and similar references elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 1, 4, 43, 64, 65 and 66.

In addition, simultaneously with the filing of Amendment No. 1, the Registrant is supplementally providing the Staff with a separate binder that contains copies of materials relied upon by the Registrant which substantiate the Registrant’s disclosure (the “Supporting Materials”). The portions of the Supporting Materials that support such disclosure are clearly marked for your convenience.

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Supporting Materials are being provided to the Staff on a supplemental basis only and are not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Registrant, we request that the Supporting Materials be returned to the Registrant upon completion of your review thereof. Please contact us when you have completed your review and we will arrange for the Supporting Materials to be picked up from you.

3.	We note a number of statements throughout the prospectus regarding recognition, rankings and market position, in many cases without attribution. Please provide us with your basis for these statements and revise your disclosure to provide attribution, as appropriate.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages ii, 8 and 68 to provide attribution to the statements regarding recognition, rankings and market position.

In addition, simultaneously with the filing of Amendment No. 1, the Registrant is supplementally providing the Staff with the Supporting Materials that substantiate the Registrant’s disclosure. The portions of the Supporting Materials that support disclosure regarding recognition, rankings and market position are clearly marked for your convenience.

4.	We note the use of the terms “guest” and “customer” throughout the prospectus. Please tell us whether there is a difference in meaning between the two. To the extent all of your guests are also customers, please clarify that point.

The Registrant respectfully advises the Staff that the Registrant uses the term “guests” to refer solely to theme park visitors and uses the term “customers” to refer to any consumer of its products and services (for example, viewers of the Registrant’s television show, “Sea Rescue”), including guests of its theme parks.

In response to the Staff’s comment, the Registrant has revised the disclosure on page iii to define the terms “guests” and “customers” and on pages 21 and 78 to conform the usage of such terms accordingly.

Outside Front Cover Page of Prospectus

5.	The underwriting commissions should be disclosed together with the underwriting discount on a per share and total basis when such data is available. We note that your current disclosure only references the underwriting discount.

In response to the Staff’s comment, the Registrant has revised the outside front cover page of the prospectus to reference underwriting commissions. The Registrant respectfully advises the Staff that when the data is available, it will disclose the amount of underwriting commissions, together with the underwriting discount, on a per share and total basis.

Prospectus Summary, page 1

Company Overview, page 1

6.	You state in the second paragraph that you “generated an estimated 5.6 billion impressions through television and digital platforms.” Please tell us, with a view towards revised disclosure, what you mean by the term “impressions,” why this particular metric is relevant to an understanding of your business, how the number was determined and why is it characterized as an estimate.

The Registrant respectfully advises the Staff that the term “impressions” refers to a metric that measures the number of times that a particular advertising message can be seen or heard by the public through various media platforms. In response to the Staff’s comment, the Registrant has revised the disclosure on page iii to define the term “impressions.”

The impression data the Registrant receives from third parties is provided only as estimates.

The Registrant believes that this metric is relevant to an understanding of the Registrant’s business because it demonstrates the Registrant’s ability to disseminate information about the Registrant’s brands and theme parks to a large number of potential customers. In addition, the Registrant relies on impression data provided to it by third parties to measure the success of a particular advertising message.

Simultaneously with the filing of Amendment No. 1, the Registrant is supplementally providing the Staff with Supporting Materials that substantiate the impression data included in the Registration Statement. The portions of the Supporting Materials that support such data are clearly marked for your convenience.

7.	Please accompany the total revenue disclosure in the second paragraph with the corresponding net income information.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 1, 43 and 63 to accompany the total revenue disclosure with the corresponding net income information.

Our Competitive Strengths, page 4

8.	Please revise to explain what you mean by the phrases “our brands are internationally recognized cultural touch points representing the intersection of ‘where imagination meets nature’” and “our brand portfolio is highly stable, reducing our exposure to changing consumer tastes.”

The Registrant respectfully advises the Staff that the phrase that “our brands are internationally recognized cultural touch points representing the intersection of ‘where imagination meets nature’” is intended to convey the Registrant’s belief that its brands attract and appeal to guests from around the world and have been established as an integral part of popular culture. The Registrant’s brands are associated with both nature and educational entertainment as the Registrant’s offerings encourage guests to interact with animals and learn about nature while enjoying rides, shows and attractions at the Registrant’s theme parks. Simultaneously with the filing of Amendment No. 1, the Registrant is supplementally providing the Staff with Supporting Materials that illustrate the broad appeal of the Registrant’s offerings.

The Registrant respectfully advises the Staff that the phrase that “our brand portfolio is highly stable, reducing our exposure to changing consumer tastes” is meant to convey the Registrant’s belief that its brands are well established and the Registrant does not expect to need to rebrand its businesses in the foreseeable future in order to develop a new or differentiated identity. Additionally, the Registrant believes that the nature themes of its theme parks do not go out of style, unlike other themes based on current popular culture, which must be routinely rebranded to continue to appeal to changing consumer preferences and remain competitive. The Registrant’s brands have remained substantially unchanged since they were first used. For example, the Busch Gardens brand has been in use since 1959 with the opening of the first Busch Gardens theme park in Tampa, Florida and the SeaWorld brand has been in use since 1964 with the opening of the first SeaWorld theme park in San Diego, California. Due to the longevity of the Busch Gardens and SeaWorld brands, they have been deeply engrained in popular culture and transcend multiple generations. As a result, the Registrant believes that its business is less exposed to changing consumer tastes in entertainment.

9.	Please revise to explain how you use your brands and intellectual property to “deepen connections” with your guests.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 4, 64 and 68.

The Registrant respectfully advises the Staff that it uses its brands and intellectual property to create “out-of-park” experiences for guests as a way to connect with them before their visit and to stay connected to them after they exit the theme park walls. Such experiences include various media and consumer product offerings, including websites, advertisements and media programming, toys, books, apparel and technology accessories. The Registrant believes that this approach enhances the value of its brands through greater consumer awareness and increased consumer loyalty.

Our Industry, page 7

10.	Please identify the source of the industry statistics included in this section.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages ii, 8 and 68 to identify the source of the industry statistics in the above-referenced section.

Risks Related to Our Business and this Offering, page 8

11.	As compared to the thorough discussion of the company’s strengths and strategies, this discussion of the material challenges and risks facing the company appears brief and general in nature. Please revise to include a more specific discussion of the most significant challenges and risks. For example, please consider including a more detailed discussion of the historical and potential future impact of changing economic conditions and discretionary consumer spending trends on your financial results. Please also consider discussing the risks related to your substantial amount of total indebtedness after the offering.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 8 and 9.

Recent Developments, page 8

12.	Please disclose how much you paid for the Knott’s Soak City Chula Vista water park.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 9 to disclose the amount paid for the Knott’s Soak City Chula Vista water park.

Our Sponsor, page 9

13.	Please revise here to discuss Blackstone’s voting control of your common stock after the offering, the provisions in your charter documents that are favorable to Blackstone and potential conflicts of interest with Blackstone, including its ownership interest in one of your direct competitors.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 9 to discuss Blackstone’s voting control of the Registrant and to refer the readers to the above-referenced items.

The Offering, page 10

14.	We note your disclosure on page 12 that you anticipate a stock split to be effective “prior to” the offering. When the terms of the stock split are determined, please ensure the financial statements are revised to give retroactive effect to the split. If the split occurs at, or immediately prior to effectiveness, please include a draft report that includes a signed preface of the auditor stating that it expects to be in a position to issue the report in the form presented at effectiveness. No registration statement can be declared effective until the preface is removed and the accountant’s report finalized.

The Registrant respectfully advises the Staff that it presently expects to reflect the terms of the stock split in one of the subsequent pre-effective amendments to the Registration Statement.

15.	Please confirm our understanding that the calculation of Adjusted EBITDA as presented is as calculated in the referenced debt covenants.

The Registrant respectfully confirms that Adjusted EBITDA as presented is calculated in accordance with the referenced debt covenants.

Risk Factors, page 17

16.	Please delete the sentence beginning with “However, the selected risks described below...” and the sentence beginning with “Additional risks and uncertainties not currently known to us...” in the introductory paragraph. All material risks should be discussed in this section. If risks are not deemed material, then they should not be mentioned.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 17 to delete the above-referenced sentences.

Various factors beyond our control, page 17

17.	It appears that the material risk described in this risk factor is that your success depends to a significant extent on discretionary consumer spending. Please revise the risk factor heading accordingly. Please also revise the disclosure in this risk factor to discuss more specifically how and to what extent discretionary consumer spending, general economic conditions and the availability of discretionary income have impacted your success. To the extent appropriate, please consider including the information in the last two paragraphs of this risk factor under a separate risk factor heading.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 17 to reference the dependence on discretionary consumer spending in the risk factor heading. The Registrant has also revised the disclosure on page 17 to provide a specific example of how changes in discretionary consumer spending and general economic conditions have impacted the Registrant’s business. In addition, the Registrant has revised the disclosure on page 17 to include the information in the last two paragraphs under a separate risk factor heading.

Featuring animals at our theme parks involves risks, page 20

18.	We note your statement that “injuries or death, while rare, have occurred in the past.” Please revise to briefly disclose the circumstances of such injuries or deaths, the dates of such incidents, any safety citations or recommendations you have received with respect to such incidents from the U.S. Department of Labor’s Occupational Safety and Health Administration and what steps you have taken to address such citations and recommendations.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 20.

A significant portion of our revenues are generated, page 20

19.	It does not appear that you have described the risks related to the majority of your revenues being generated in the State of Florida. Please revise accordingly.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 20 and 21.

Use of Proceeds, page 36

20.	You state that you intend to use a portion of the net proceeds received from the offering to redeem Senior Notes. In view of this fact, the Summary and Selected Financial Data presentations should be expanded to include a related pro forma earnings per share figure. The denominator in this computation should include only those additional common shares whose proceeds are being reflected in the related pro forma adjustments to the income statements, such as proceeds used for debt repayment. In this regard, an adjusted pro forma earnings per share figure may be required as well in order to also reflect the funding of the $500 million dividend described in Footnote 3 on page F-35. The accompanying footnotes should make the computations of the pro forma EPS figures transparent to investors.

In response to the Staff’s comment, the Registrant has revised information included in the Summary and Selected Financial Data on pages 14 and 42 to include pro forma net income per share amounts for the most recent fiscal year and interim period. The denominator in this computation will include the number of shares that would be required to be sold at the initial public offering price to fund the portion of the $500 million dividend declared in March 2012 that exceeds net income for such period and the repayment of debt, as discussed in the “Use of Proceeds” section of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Trends Affecting Our Results of Operations, page 44

21.	We note the general discussion of the importance of discretionary consumer spending, general economic conditions and the availability of discretionary income on your results of operations. Please revise to include a more detailed discussion of how trends in discretionary consumer spending have impacted your revenues and results of operations in recent periods along with any reasonable expectations regarding future periods. Please discuss, for example, any data points, milestones or indices related to discretionary consumer spending trends that management views as materially important due to their correlation with your revenues and results of operations.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 44.

Results of Operations, page 45

Admission Revenue, page 46

22.	You state that the increase in attendance during the nine month period ended September 30, 2012 was primarily driven by the introduction of new attractions. We note that in prior periods improved economic conditions was also a primary driver of attendance growth. Please revise to more specifically identify the new attractions to which you attribute increased attendance. Please also tell us, with a view towards revised disclosure, why changes in economic conditions and the availability of discretionary income was not a primary driver of attendance growth in the most recent nine month period. Please revise the admission revenue discussion on page 47 accordingly.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 46, 47 and 48 to specifically identify the new attractions that have resulted in increased attendance and to identify consumer spending growth as one of the key drivers of attendance growth in the most recent nine month period.

Liquidity and Capital Resources, page 49

23.	Please expand your discussion to address the reasons for, and implications of your consistent working capital deficit.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 49 to discuss the reasons for, and implications of, its working capital deficit.

Business, page 63

Company Overview, page 63

24.	Please explain the reference to your “strong revenue operating performance” and “stable profit margins” in light of your financial results for the 2010 fiscal year and the one month period ended December 31, 2009.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 1 and 63 to clarify the above-referenced phrases.

25.	Your statement regarding the estimated replacement value of your current assets and owned land is confusing in this particular context. Please tell us why you included this statement in the company overview section. Please also explain how you calculated the replacement value and whether you believe there is potential for additional confusion given that there is different information about the value of these assets included in your financial statements.

The Registrant respectfully advises the Staff that the estimated replacement value of its assets, including owned land, was calculated for insurance purposes. The Registrant typically updates the estimated replacement value calculation every two years. The replacement value calculations reflect an estimate of what it would currently cost to replace the Registrant’s assets, including owned land, using current technology and meeting current codes and other standards that the Registrant currently employs, whereas the values of these assets, including owned land, included in the financial statements are based on the valuation of fixed assets at December 1, 2009 as part of purchase accounting adjusted for property additions which are recorded at historical cost.

Simultaneously with the filing of Amendment No. 1, the Registrant is supplementally providing the Staff with Supporting Materials that substantiate the estimated replacement value of assets, including owned land. The portions of the Supporting Materials that support such estimates are clearly marked for your convenience.

In addition, the Registrant has removed the statement from the “Company Overview” section on page 63 and revised the disclosure on pages 5 and 65 in response to the Staff’s comment.

Properties, page 82

26.	Please disclose the material terms of your lease agreement for the 190 acres of land in San Diego.

In response to the Staff’s comment, the Registrant has disclosed the material terms of the above-referenced lease agreement on page 82.

Management, page 83

Background and Experience of Directors, page 85

27.	For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company’s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 86 to discuss the specific qualifications of each of its directors.

Summary Compensation Table, page 94

28.	We note that you filed the registration statement prior to the end of the 2012 fiscal year. As such, please include compensation information for the 2011 fiscal year in the summary compensation table. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 95 to include information for the 2011 fiscal year in the summary compensation table.

Principal and Selling Stockholders, page 104

29.	Please identify the affiliate of Blackstone and the person or persons at the affiliate who have voting and investment power with respect to the shares held by the Partnerships.

The Registrant respectfully advises the Staff that the affiliate of Blackstone with the ultimate voting and investment power with respect to the shares held by the Partnerships is Blackstone Group Management L.L.C., which is ultimately controlled by Mr. Stephen A. Schwarzman, as further described in footnote 2 of the beneficial ownership table on page 111.

30.	Please delete the knowledge qualifier in the fifth paragraph or explain why you believe it is appropriate.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 110 to delete the knowledge qualifier.

31.	We note that you refer to the beneficial owner of 100% of your common stock as “The Partnerships” in the beneficial ownership table. We also note, however, that an affiliate of Blackstone determines any voting and disposition decisions with respect to these shares and that you refer to the beneficial ownership of Blackstone, rather than the Partnerships, in the Description of Capital Stock section and elsewhere in the prospectus. Please revise the table to identify Blackstone as the beneficial owner of your common stock.

In response to the Staff’s comment, the Registrant has revised the beneficial ownership table on page 110 to identify “The Partnerships affiliated with The Blackstone Group L.P.” as the beneficial owner of the Registrant’s common stock. The Registrant respectfully advises the Staff that a more detailed description of the Partnerships, as well as the Blackstone affiliates that control the Partnerships, is set forth in footnote 2 of the beneficial ownership table on page 111.

32.	Please disclose how many shares are being offered by each of the Partnerships and how the shares covered by the underwriters’ option will be allocated among the Partnerships.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 111 in footnote 1 of the beneficial ownership table to reflect that the shares being offered (including any additional shares that the underwriters have the option to purchase) will be allocated among the Partnerships on a pro rata basis based on their current ownership percentages. The Registrant will disclose the number of shares being offered by each of the Partnerships in one of the subsequent pre-effective amendments to the Registration Statement.

Certain Relationships and Related Party Transactions, page 106

Advisory Agreement and Support and Services Agreement, page 107

33.	Please quantify the fees paid to BMP in 2012 pursuant to the 2009 Advisory Agreement.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 114 to quantify the fees paid to BMP in 2012 pursuant to the 2009 Advisory Agreement.

Where You Can Find More Information, page 136

34.	We note the statement that “[s]tatements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete....” Please revise to indicate that the prospectus contains all material information regarding these agreements or delete that sentence.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 143 to indicate that the prospectus contains all material information regarding the above-referenced agreements.

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-11

35.	We note from your disclosure here that you consider each individual theme park to be an operating segment, but have presented your financial information in one reportable segment as you believe your operating segments meet the aggregation in FASB ASC 280-10-50-11 criteria due to similar economic characteristics. Given your disclosure on page 20 that 56% of your revenue is derived from the five parks in the State of Florida, and your disclosure on page 24 that the remaining six parks are only open for a portion of the year, please support your assertion that your parks have similar economic characteristics. Specifically address how your operations of seasonal and year round parks are economically similar. Provide numerical support for your conclusions in your response.

The Registrant respectfully advises the Staff that it believes that its operating segments exhibit similar economic and other characteristics as defined by FASB ASC paragraph 280-50-10-11. As a result, the Registrant has elected to aggregate them into a single segment for financial reporting purposes, as described in footnote 2 to the Registrant’s audited consolidated financial statements included in the Registration Statement.

In reaching its conclusion that aggregating the operating segments into a single reportable segment is appropriate, the Registrant notes that ASC 280-10 does not define the term “similar” and that the determination of similarity is based on individual facts and circumstances. The Registrant respectfully advises the Staff that the Registrant’s Chief Operating Decision Maker (“CODM”) does not monitor the theme park operations or allocate resources based on geographic concentration or seasonal characteristics of some of the Registrant’s theme parks.

Simultaneously with the filing of Amendment No. 1, the Registrant is supplementally providing the Staff with a separate binder that contains the analysis relied upon by the Registrant which substantiates the Registrant’s segment presentation (the “Accounting Supporting Materials”).

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Accounting Supporting Materials are being provided to the Staff on a supplemental basis only and are not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Registrant, we request that the Accounting Supporting Materials be returned to the Registrant upon completion of your review thereof. Please contact us when you have completed your review and we will arrange for the Accounting Supporting Materials to be picked up from you.

In addition to the analysis of the economic characteristics set forth in the Accounting Supporting Materials, the Registrant considered the following other characteristics that are similar across all of its operating segments:

•	Product and Service Offerings;

•	Staffing;

•	Customer Demographics;

•	Methods Used to Provide Services; and

•	Regulatory Environment.

Product and Service Offerings

The Registrant’s product and service offerings are similar across all of its theme parks. The main “product” is a guest experience at a theme park with ancillary products being sold within the theme parks, such as food, merchandise and parking. Although rides and attractions somewhat vary among the theme parks, the overall experience is meant to appeal to a broad audience. The Registrant’s Florida-based theme parks have or are expected to have the same attractions and rides as the similarly themed parks in other parts of the country and decisions around allocation of resources are made at a company-wide level rather than at a geography level.

Staffing

The Registrant’s staffing models are similar across all of its theme parks regardless of the location. Each theme park is supported by a small full-time employee base and a large seasonal staff that is hired each year.

Customer Demographics

The customer demographics are similar across all of the Registrant’s theme parks.

Methods Used to Provide Services

The methods used to provide services to guests are consistent across all of the Registrant’s theme parks. This is part of the Registrant’s overall strategy to ensure guest experiences are consistently positive, regardless of the location.

Regulatory Environment

The regulatory environment is similar across all of the Registrant’s theme parks, including regulations relating to food handling, water quality, ride operation and other regulatory requirements.

Additional Information

Although a significant portion of the Registrant’s total revenue is generated by its Florida-based theme parks and certain theme parks are not open to the public for a portion of the year, the Registrant does not prepare discrete financial information and the CODM does not review park performance or allocate resources based on these criteria. Similarly, the CODM does not review seasonal park information separately from year-round parks. The Accounting Supporting Materials includes additional economic metrics regarding the Registrant’s year-round and seasonal theme parks.

Conclusion

The Registrant evaluated the guidance in ASC 280-10-55-7A through 280-10-55-7C and believes that its theme parks display similar characteristics as described in more detail above and in the Accounting Supporting Materials. The Registrant believes that aggregating its operating segments into a single reportable segment is consistent with the objective and basic principles of ASC 280-10, whereas providing disaggregation will not give investors a better understanding of the Registrant’s performance, allow them to better assess the prospects for future net cash flows or allow them to make more informed judgments about the Registrant as a whole.

In light of the foregoing, the Registrant concluded that its 11 operating segments (10 in 2012) exhibit similar economic and other characteristics as defined by FASB ASC paragraph 280-50-10-11 and may be aggregated into a single reportable segment.

Note 5. Earnings per Share, page F-13

36.	Please revise your disclosure regarding potentially dilutive securities excluded from the calculation of earnings per share due to antidilution to specifically address whether any such securities were excluded in the 2011 calculation.

In response to the Staff’s comment, the Registrant has revised its disclosure on page F-13 to clarify that the above-referenced securities were included in the 2011 basic earnings per share calculation.

Exhibits

37.	Please file all exhibits in full so they include all attached schedules and exhibits. We note, in this regard, Exhibit 10.5 and Exhibits 10.9 to 10.14.

In response to the Staff’s comment, the Registrant has filed the above-referenced exhibits in full.

38.	Please insert the missing conformed signatures for Exhibits 10.21 to 10.24.

In response to the Staff’s comment, the Registrant has revised Exhibits 10.21 to 10.24 to reflect that the above-referenced signatures are illegible in the original document.

39.	You describe a number of agreements in the prospectus that appear to be material contracts but were not filed as exhibits to the registration statement. These agreements include, for example, the 2009 Advisory Agreement, the Severance Plan, the Equityholders Agreement and the Equity Healthcare Program Agreement. Please file these as exhibits with your next amendment or explain why you are not required to do so.

In response to the Staff’s comment, the Registrant has filed the Form of Amended and Restated 2009 Advisory Agreement, Severance Plan and Equityholders Agreement as Exhibits 10.32, 10.37 and 10.38, respectively, to the Registration Statement.

The Registrant respectfully advises the Staff that the Equity Healthcare Program Agreement is not material for purposes of Item 601(b)(10) of Regulation S-K as the agreement is immaterial in amount and significance due to the minimal value of the agreement. Accordingly, the Registrant has not filed such agreement as an exhibit to the Registration Statement.

* * * * * * *

Please call me (212-455-2255) or Lauren Yoon of my firm (212-455-2331) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert